UNITEDSTATES
S[illegible] AND EXCHANGE COMMISSION

21004492

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SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
MAY 28 2021
Washington, DC

NAME OF BROKER-DEALER: KCOE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2725 NW 24TH AVENUE
(No. and Street)

CAMAS	WA	98607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE CALLAHAN 785-309-2534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY, US LLP
(Name – *if individual, state last, first, middle name*)

225 S 6TH ST STE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE CALLAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCOE CAPITAL, LLC, as of MARCH 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA HOLLIMAN
Notary Public - State of Kansas
My Appt. Expires 1/24/2022

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCOE CAPITAL, LLC
Camas, Washington

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2021

KCOE CAPITAL, LLC

TABLE OF CONTENTS
As of and for the Year Ended March 31, 2021

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of KCOE Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCOE Capital, LLC (the "Company") as of March 31, 2021, the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2002.
Minneapolis, Minnesota
May 25, 2021

KCOE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2021

ASSETS

CASH	$	164,106
COMMISSIONS AND FEES RECEIVABLE		1,244
RELATED PARTY RECEIVABLE		1,751
DEPOSIT		453
TOTAL ASSETS	$	167,554

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	11,908
TOTAL LIABILITIES		11,908
MEMBER'S EQUITY		155,646
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	167,554

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2021

REVENUES	
Commissions	$ 365,886
OPERATING EXPENSES	90,291
Operating Income	275,595
OTHER INCOME	101
NET INCOME	$ 275,696

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended March 31, 2021

BALANCE, March 31, 2020	$ 134,950
Distributions to member	(255,000)
Net income	275,696
BALANCE, March 31, 2021	$ 155,646

See accompanying notes to financial statements.

KCOE CAPITAL, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 275,696
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Commissions and fees receivable	4,135
Related party receivable	31
Deposit	103
Accounts payable and accrued expenses	2,311
Net Cash Flows from Operating Activities	282,276
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(255,000)
Net Cash Flows from Financing Activities	(255,000)
Net Change in Cash	27,276
CASH - Beginning of Year	136,830
CASH - END OF YEAR	$ 164,106

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCoe Capital, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of KCoe Wealth Management, LLC (KCoe Wealth).

Cash

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.

Commissions and Fees Receivable

Commissions and fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2021.

Revenue Recognition

Commissions. The Company buys and sells securities, annuities and insurance products on behalf of its customers as an agent. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments paid by the Company, such amounts and any related penalties and interest shall be reported as a distribution from the Company to the member for financial statement purposes.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with KCoe Isom, LLP, majority owner of KCoe Wealth, to pay $3,200 per month to lease office space, furnishings and equipment and to pay an hourly rate for the use of KCoe Isom, LLP employees for accounting and marketing services.

Shared expenses were $49,381 for the year ended March 31, 2021. The balance due to KCoe Isom, LLP is $848 as of March 31, 2021, and is included in accounts payable and accrued expenses on the statement of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from KCoe Wealth was $1,751 as of March 31, 2021, and is due on demand and non-interest bearing.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of March 31, 2021, the Company had net capital of $153,442 which was $148,442 in excess of its required net capital of $5,000. The Company's net capital ratio was .08 to 1 as of March 31, 2021.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's March 31, 2021 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through May 25, 2021, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2021

COMPUTATION OF NET CAPITAL

Total member's equity	$ 155,646
Non-allowable assets:	
Related party receivable	1,751
Deposit	453
Total non-allowable assets	2,204
Net capital before haircuts on securities positions	153,442
Haircuts on securities positions	-
Net capital	$ 153,442

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 11,908

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 148,442
Net capital less 120% of minimum requirement	$ 147,442
Ratio: Aggregate indebtedness to net capital	.08 to1

bakertilly

KCOE Capital, LLC

Exemption Report

Including Report of Independent Registered Public Accounting Firm

Year Ended March 31, 2021

KCOE Capital, LLC

Table of Contents

bakertilly

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of KCOE Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KCOE Capital, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which KCOE Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) KCOE Capital, LLC stated that KCOE Capital, LLC met the identified exemption provisions for the period from April 1, 2020 to November 10, 2020, without exception.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KCOE Capital, LLC stated that KCOE Capital, LLC will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) KCOE Capital, LLC stated that, during the reporting period, KCOE Capital, LLC (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), and (3) KCOE Capital, LLC stated that KCOE Capital, LLC met the identified exemption provisions for the period from November 11, 2020 to March 31, 2021, without exception. KCOE Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCOE Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Minneapolis, Minnesota
May 25, 2021

K·COE
CAPITAL

May 14, 2021

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom It May Concern:

We, as members of management of KCOE Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision April 1, 2020 through November 10, 2020

The Company claimed exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period April 1, 2020 through November 10, 2020.

Exemption Replaced by "Non-Covered" Firm Interpretation November 11, 2020 through March 31, 2021

As of November 11, 2020, the Company ceased claiming an exemption from SEC Rule 15c3-3 after executing a revised FINRA Membership Letter stating it operated under the "Non-Covered Firm" provision. The Membership Letter change was stipulated by FINRA staff in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Question & Answer 8 of the related FAQ issued by SEC staff.

Statement Regarding Claiming No Exemption

The Company met the identified conditions of footnote 74 to SEC Release 34-70073 throughout the period November 11, 2020 through March 31, 2021 without exception.

KCOE Capital LLC

By:

Steven Callahan, Treasurer